Rule 424(b)(3)
                                                             No. 333-76538


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 14, 2002 and the Prospectus Supplement dated November 18, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of December 6, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after December 6, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company has committed to acquire 23 additional retirement Properties. There can be no assurance that one or more of these Properties will be acquired by the Company. The 23 Properties are 12 Brighton Gardens Properties (one in each of Bellevue, Washington; Edgewood, Kentucky; Greenville, South Carolina; Hoffman Estates, Illinois; Northridge, Rancho Mirage, Santa Rosa and Yorba Linda, California; Oklahoma City and Tulsa, Oklahoma; Salt Lake City, Utah; and Atlanta, Georgia), The Fairfax, a continuing care retirement community (in Fort Belvoir, Virginia), two Hearthside Properties (one in each of Lynwood and Snohomish, Washington), four MapleRidge Properties (one in each of Hemet and Palm Springs, California; Plymouth, Massachusetts; and Willoughby, Ohio), a Pleasant Hills Retirement Community Property (in Little Rock, Arkansas), The Quadrangle, a continuing care retirement community (in Haverford, Pennsylvania) and two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland). For additional information on these 23 Properties, see the "Business -- Pending Investments" section below.

         As of December 6, 2002, the Company owned interests in 24 Properties, had invested in one Mortgage Loan and had commitments to acquire the 23 Properties described above. All of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities.

         The Board of Directors declared distributions of $0.0589 per Share to stockholders of record on December 1, 2002, payable in December 2002.


                                  THE OFFERINGS

GENERAL

         As of December 6, 2002, the Company had received subscriptions from this offering for 15,154,485 Shares totalling $151,544,851 in Gross Proceeds. As of December 6, 2002, the Company had received aggregate subscriptions for 40,664,218 Shares totalling $406,642,182 in gross proceeds, including 82,011 Shares ($820,108) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 2000 Offering and this offering. As of December 6, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $360,500,000. The Company used approximately $214,300,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and approximately $45,500,000 in Permanent Financing to invest approximately $268,000,000 in 24 retirement Properties and one Mortgage Loan. As of December 6, 2002, the Company had repaid the advances relating to its line of credit and had paid approximately $24,300,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $113,600,000 available to invest in Properties or Mortgage Loans.


December 19, 2002                                 Prospectus Dated May 14, 2002



                                    BUSINESS

PENDING INVESTMENTS

         As of December 6, 2002, the Company had initial commitments to acquire
23 additional Properties for an aggregate purchase price of approximately $397.4 million. The 23 Properties are 12 Brighton Gardens Properties (one in each of
Bellevue, Washington; Edgewood, Kentucky; Greenville, South Carolina; Hoffman
Estates, Illinois; Northridge, Rancho Mirage, Santa Rosa and Yorba Linda,
California; Oklahoma City and Tulsa, Oklahoma; Salt Lake City, Utah; and
Atlanta, Georgia), The Fairfax Property (in Fort Belvoir, Virginia), two
Hearthside Properties (one in each of Lynwood and Snohomish, Washington), four
MapleRidge Properties (one in each of Hemet and Palm Springs, California;
Plymouth, Massachusetts; and Willoughby, Ohio), a Pleasant Hills Retirement
Community Property (in Little Rock, Arkansas), The Quadrangle Property (in
Haverford, Pennsylvania), and two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland). The two Sunrise Properties will be acquired from Prime Care Eight, LLC and the remaining 21 Properties will be acquired from Marriott Senior Living Services, Inc. and its affiliates. The acquisition of each of these Properties is subject to the fulfillment of certain conditions.
There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. The Company plans to assume
Permanent Financing of approximately $20.6 million in connection with the acquisition of two of these Properties. The Company also plans to secure up to $175 million in a revolving credit line and bridge loan for the acquisition of 21 of these Properties. In addition, the Company anticipates that it will assume the obligations of approximately $88.8 million in non-interest bearing lifecare bonds payable to certain residents of The Fairfax and The Quadrangle Properties.
In addition to the anticipated purchase of 23 Properties, the Company anticipates that it will acquire for $8.5 million the 23.25% minority interest held by Marriott Senior Living Services, Inc. in a joint venture in which the Company owns the other 76.75% equity interest.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the 23 Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


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                                            Estimated Purchase       Lease Term and           Minimum Annual
                     Property                     Price             Renewal Options                Rent            Percentage Rent
--------------------------------------------------------------- -----------------------  -----------------------  ------------------

Brighton Gardens of Bellevue (1) (2)           $10,201,606      15 years; two ten-year   $892,641 for the first     Not Applicable
Bellevue, WA                                                    renewal options          lease year; $969,153 for
(the "Bellevue Property")                                                                the second lease year;
Existing retirement facility                                                             and $1,050,765 for the
                                                                                         third lease year;
                                                                                         increases by 3% each
                                                                                         lease year thereafter (3)

Brighton Gardens of Edgewood (1) (2)             $54,632        15 years; two ten-year   $4,780 for the first       Not Applicable
Edgewood, KY                                                    renewal options          lease year; $5,190 for
(the "Edgewood Property")                                                                the second lease year;
Existing retirement facility                                                             $5,627 for the third
                                                                                         lease year; increases by
                                                                                         3% each lease year
                                                                                         thereafter (3)

Brighton Gardens of Greenville (1) (2)          $4,132,969      15 years; two ten-year   $361,635, for the first    Not Applicable
Greenville, SC                                                  renewal options          lease year; $392,632 for
(the "Greenville Property")                                                              the second lease year;
Existing retirement facility                                                             and $425,696 for the
                                                                                         third lease year;
                                                                                         increases by 3% each
                                                                                         lease year thereafter (3)

Brighton Gardens of Hoffman Estates (1) (4)     $7,543,752      15 years; two ten-year   $773,235 for the first     Not Applicable
Hoffman Estates, IL                                             renewal options          lease year; increases by
(the "Hoffman Estates Property")                                                         3% each lease year
Existing retirement facility                                                             thereafter (3)

Brighton Gardens of Northridge (1) (2)         $14,735,846      15 years; two ten-year   $1,289,387 for the first   Not Applicable
Northridge, CA                                                  renewal options          lease year; $1,399,905
(the "Northridge Property")                                                              for the second lease
Existing retirement facility                                                             year; and $1,517,792 for
                                                                                         the third lease year;
                                                                                         increases by 3% each
                                                                                         lease year thereafter (3)




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                                             Estimated Purchase       Lease Term and           Minimum Annual
                     Property                      Price             Renewal Options                Rent            Percentage Rent
-----------------------------------------   ------------------   -----------------------  ------------------------- ----------------

Brighton Gardens of Oklahoma City (1) (2)       $3,646,636       15 years; two ten-year   $319,081 for the first      Not Applicable
Oklahoma City, OK                                                renewal options          lease year; $346,430 for
(the "Oklahoma City Property")                                                            the second lease year;
Existing retirement facility                                                              and $375,604 for the
                                                                                          third lease year;
                                                                                          increases by 3% each
                                                                                          lease year thereafter (3)

Brighton Gardens of Rancho Mirage (1) (2)      $16,433,657       15 years; two ten-year   $1,437,945 for the first    Not Applicable
Rancho Mirage, CA                                                renewal options          lease year; $1,561,197
(the "Rancho Mirage Property")                                                            for the second lease
Existing retirement facility                                                              year; and $1,692,667 for
                                                                                          the third lease year;
                                                                                          increases by 3% each
                                                                                          lease year thereafter (3)

Brighton Gardens of Salt Lake City (1) (4)     $15,028,664       15 years; two ten-year   $1,540,438 for the first    Not Applicable
Salt Lake City, UT                                               renewal options          lease year; increases by
(the "Salt Lake City Property")                                                           3% each lease year
Existing retirement facility                                                              thereafter (3)

Brighton Gardens of Santa Rosa (1) (2)         $16,748,552       15 years; two ten-year   $1,465,498 for the first    Not Applicable
Santa Rosa, CA                                                   renewal options          lease year; $1,591,112
(the "Santa Rosa Property")                                                               for the second lease
Existing retirement facility                                                              year; and $1,725,101 for
                                                                                          the third lease year;
                                                                                          increases by 3% each
                                                                                          lease year thereafter (3)

Brighton Gardens of Tulsa (1) (4)               $4,684,167       15 years; two ten-year   $480,127 for the first      Not Applicable
Tulsa, OK                                                        renewal options          lease year; increases by
(the "Tulsa Property")                                                                    3% each lease year
Existing retirement facility                                                              thereafter (3)


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                                          Estimated Purchase       Lease Term and           Minimum Annual
                     Property                   Price             Renewal Options                Rent              Percentage Rent
--------------------------------------  --------------------- -----------------------  -------------------------  -----------------

Brighton Gardens of Vinings (1) (2)           $7,374,428      15 years; two ten-year   $645,262 for the first      Not Applicable
Atlanta, GA                                                   renewal options          lease year; $700,571 for
(the "Atlanta Property")                                                               the second lease year;
Existing retirement facility                                                           and $759,566 for the
                                                                                       third lease year;
                                                                                       increases by 3% each
                                                                                       lease year thereafter (3)

Brighton Gardens of Yorba Linda (1) (4)      $13,483,926      15 years; two ten-year   $1,382,102 for the first    Not Applicable
Yorba Linda, CA                                               renewal options          lease year; increases by
(the "Yorba Linda Property")                                                           3% each lease year
Existing retirement facility                                                           thereafter (3)

The Fairfax (1) (5)                          $96,176,005      15 years; two ten-year   $5,926,346 for the first    Not Applicable
Fort Belvoir, VA                                              renewal options          lease year; increases by
(the "Fort Belvoir Property")                                                          3% each lease year
Existing retirement facility                                                           thereafter; additional
                                                                                       rent of $3,196,500 for
                                                                                       each of the lease years
                                                                                       one through twelve to
                                                                                       retire lifecare bonds
                                                                                       (3) (6)

Hearthside of Lynwood (1) (2)                 $6,300,000      15 years; two ten-year   $551,250 for the first      Not Applicable
Lynwood, WA                                                   renewal options          lease year; $598,500 for
(the "Lynwood Property")                                                               the second lease year;
Existing retirement facility                                                           and $648,900 for the
                                                                                       third lease year;
                                                                                       increases by 3% each
                                                                                       lease year thereafter (3)

Hearthside of Snohomish (1) (2)               $8,600,000      15 years; two ten-year   $752,500 for the first      Not Applicable
Snohomish, WA                                                 renewal options          lease year; $817,000 for
(the "Snohomish Property")                                                             the second lease year;
Existing retirement facility                                                           and $885,800 for the
                                                                                       third lease year;
                                                                                       increases by 3% each
                                                                                       lease year thereafter (3)


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                                           Estimated Purchase        Lease Term and           Minimum Annual
                     Property                   Price              Renewal Options                Rent            Percentage Rent
---------------------------------------   -------------------- -----------------------  ------------------------  -----------------

MapleRidge of Hemet (1) (4)                   $4,109,688       15 years; two ten-year   $421,243 for the first     Not Applicable
Hemet, CA                                                      renewal options          lease year; increases by
(the "Hemet Property")                                                                  3% each lease year
Existing retirement facility                                                            thereafter (3)

MapleRidge of Palm Springs (1) (2)            $2,653,469       15 years; two ten-year   $232,179 for the first     Not Applicable
Palm Springs, CA                                               renewal options          lease year; $252,080 for
(the "Palm Springs Property")                                                           the second lease year;
Existing retirement facility                                                            and $273,307 for the
                                                                                        third lease year;
                                                                                        increases by 3% each
                                                                                        lease year thereafter (3)

MapleRidge of Plymouth (1) (4)                $4,580,387       15 years; two ten-year   $469,490 for the first     Not Applicable
Plymouth, MA                                                   renewal options          lease year; increases by
(the "Plymouth Property")                                                               3% each lease year
Existing retirement facility                                                            thereafter (3)

MapleRidge of Willoughby (1) (4)              $4,930,498       15 years; two ten-year   $505,376 for the first     Not Applicable
Willoughby, OH                                                 renewal options          lease year; increases by
(the "Willoughby Property")                                                             3% each lease year
Existing retirement facility                                                            thereafter (3)

Pleasant Hills Retirement Community (1) (4)  $10,638,918       15 years; two ten-year   $1,090,489 for the first   Not Applicable
Little Rock, AR                                                renewal options          lease year; increases by
(the "Little Rock Property")                                                            3% each lease year
Existing retirement facility                                                            thereafter (3)

The Quadrangle (1) (5)                       $96,373,200       15 years; two ten-year   $4,709,896 for the first   Not Applicable
Haverford, PA                                                  renewal options          lease year; increases by
(the "Haverford Property")                                                              3% each lease year
Existing retirement facility                                                            thereafter; additional
                                                                                        rent of $4,201,917 for
                                                                                        each of the lease years
                                                                                        one through twelve to
                                                                                        retire lifecare bonds
                                                                                        (3) (6)

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                                          Estimated Purchase      Lease Term and          Minimum Annual
                     Property                   Price            Renewal Options               Rent            Percentage Rent
------------------------------------   --------------------------------------------  ------------------------  ------------------

Sunrise of Annapolis (7)(8)(9)(10)           $12,500,000             35 years        $1,400,000; increases by       (11)
Annapolis, MD                                                                        2.5% beginning January
(the "Annapolis Property")                                                           1, 2004 and each lease
Existing retirement facility                                                         year thereafter (3)

Sunrise of Pikesville (7)(8)(9)(10)          $10,100,000             35 years        $1,131,000; increases by       (11)
Pikesville, MD                                                                       2.5% beginning January
(the "Pikesville Property")                                                          1, 2004 and each lease
Existing retirement facility                                                         year thereafter (3)


------------------------
FOOTNOTES:

(1) It is expected that this Property will be operated and managed by Marriott Senior Living Services, Inc.

(2) The leases for the Bellevue, Edgewood, Greenville, Northridge, Oklahoma City, Rancho Mirage, Santa Rosa, Atlanta, Lynwood, Snohomish and Palm Springs Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these 11 Properties are expected to contain pooling terms, meaning that net operating profits with respect to all 11 Properties are combined for the purpose of funding rental payments due under the lease.

(3)      Based on estimated purchase price.

(4) The leases for the Hoffman Estates, Salt Lake City, Tulsa, Yorba Linda, Hemet, Plymouth, Willoughby and Little Rock Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these eight Properties are expected to contain pooling terms, meaning that net operating profits with respect to all eight Properties are combined for the purpose of funding rental payments due under the lease.

(5) The leases for the Fort Belvoir and Haverford Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these two Properties are expected to contain pooling terms, meaning that net operating profits with respect to all two Properties are combined for the purpose of funding rental payments due under the lease.

(6) It is expected that the Company will assume the obligations of the current owner of the Fort Belvoir and Haverford Properties under non-interest bearing lifecare bonds payable to certain retirement facility residents in the principal amount of $88,781,000. It is expected that the bonds will mature over a 12-year period. The proceeds from new lifecare bonds issued by the operator will be used to fund additional rent payable under the leases. Additional rent is defined as the greater of a) 100% of the proceeds received by the operator from the issuance of new lifecare bonds, or b) the amount required to retire the lifecare bonds based on a 12-year, straight-line amortization.

(7) The leases for the Annapolis and Pikesville Properties are expected to be with the same unaffiliated lessee. The leases contain provisions that allow the lessee to elect to purchase the Properties at the end of the term for a predetermined amount. The leases are expected to also permit the Company to require the lessee to purchase the Properties at the end of the lease terms for the same predetermined amount. The leases are expected to be treated as financing leases for both financial reporting and tax accounting purposes.

(8) It is expected that this Property will be operated and managed by Sunrise Assisted Living, Inc.

(9) It is expected that the Company will assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties payable to a commercial bank in the principal amount of $20.6 million with an interest rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time.

(10) Audited financial statements that present the historical operating results of these Properties are included in the Addendum to Appendix B of the Prospectus Supplement filed November 18, 2002, as Prime Care Eight, LLC. The purchase of the Properties by the Company is subject to acceptance by the Properties' current lender of the Company's assumption of the existing first mortgage debt secured by the Properties as well as certain concessions from others. Based on the Company's due diligence and underwriting procedures, management anticipates that the net operating income generated from the Properties together with an aggregate $500,000 tenant guarantee to fund any operating shortfalls related to the Prime Care Eight, LLC Properties will be sufficient to fund amounts due under the terms and conditions of the direct financing leases.

(11) It is expected that percentage rent will be payable based on various predetermined percentages of the facilities' gross revenues with respect to achieving certain average annual occupancy level thresholds.

         Bellevue Property. The Bellevue Property, which opened in November 1999, is the Brighton Gardens of Bellevue located in Bellevue, Washington. The Bellevue Property includes 90 assisted living units and 27 units for residents with Alzheimer's and related memory disorders. The Property is located near retail and dining areas and is less than three miles from a hospital.

         Edgewood Property. The Edgewood Property, which opened in April 2000, is the Brighton Gardens of Edgewood located in Edgewood, Kentucky. The Edgewood Property includes 93 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The Property is located outside of Cincinnati, Ohio and is within five miles of a hospital and retail and dining areas.

         Greenville Property. The Greenville Property, which opened in January 2000, is the Brighton Gardens of Greenville located in Greenville, South Carolina. The Greenville Property includes 94 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located in east Greenville and is within three miles of retail and dining areas.

         Hoffman Estates Property. The Hoffman Estates Property, which opened in December 1999, is the Brighton Gardens of Hoffman Estates located in Hoffman Estates, Illinois. The Hoffman Estates Property includes 73 assisted living units and 47 units for residents with Alzheimer's and related memory disorders. The Property is located near retail and dining areas and is within one mile of a medical center.

         Northridge Property. The Northridge Property, which opened in December 2001, is the Brighton Gardens of Northridge located in Northridge, California. The Northridge Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located in a northwestern suburb of Los Angeles, near San Fernando. The Property is within four miles of a hospital and retail and dining areas.

         Oklahoma City Property. The Oklahoma City Property, which opened in June 1999, is the Brighton Gardens of Oklahoma City located in Oklahoma City, Oklahoma. The Oklahoma City Property includes 94 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The Property is within three miles of retail and dining areas and is just over six miles from a medical center.

         Rancho Mirage Property. The Rancho Mirage Property, which opened in November 2000, is the Brighton Gardens of Rancho Mirage located in Rancho Mirage, California. The Rancho Mirage Property includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located near retail and dining areas and is across the street from a medical center.

         Salt Lake City Property. The Salt Lake City Property, which opened in April 2000, is the Brighton Gardens of Salt Lake City located in Salt Lake City, Utah. The Salt Lake City Property includes 98 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located on the outskirts of downtown Salt Lake City and is less than one mile from a medical center and retail and dining areas.

         Santa Rosa Property. The Santa Rosa Property, which opened in December 2000, is the Brighton Gardens of Santa Rosa located in Santa Rosa, California. The Santa Rosa Property includes 92 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located near retail and dining areas and is less than five miles from two medical centers.

         Tulsa Property. The Tulsa Property, which opened in May 1999, is the Brighton Gardens of Tulsa located in Tulsa, Oklahoma. The Tulsa Property includes 94 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The Property is less than four miles from a medical center and retail and dining areas.

         Atlanta Property. The Atlanta Property, which opened in September 1999, is the Brighton Gardens of Vinings located in Atlanta, Georgia. The Atlanta Property includes 90 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The Property is located in a northern suburb of Atlanta and is less than five miles from four hospitals and retail and dining areas.

         Yorba Linda Property. The Yorba Linda Property, which opened in July 2000, is the Brighton Gardens of Yorba Linda located in Yorba Linda, California. The Yorba Linda Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located in a southeastern suburb of Los Angeles and is near retail and dining areas and within two miles from a medical center.

         Fort Belvoir Property. The Fort Belvoir Property, which opened in July 1989, is The Fairfax by Marriott, a continuing care retirement community, located in Fort Belvoir, Virginia. The Fort Belvoir Property includes 382 independent living units, 45 assisted living units and 60 skilled nursing units. The Property is located in northern Virginia and is within two miles of retail and dining areas and within five miles of a hospital.

         Lynwood Property. The Lynwood Property, which opened in August 1989, is the Hearthside of Lynwood located in Lynwood, Washington. The Lynwood Property includes 48 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Property is located in a residential area within three miles of a hospital and retail and dining areas.

         Snohomish Property. The Snohomish Property, which opened in March 1993, is the Hearthside of Snohomish located in Snohomish, Washington. The Snohomish Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Property is located less than a mile from retail and dining areas and is just over seven miles from a hospital.

         Hemet Property. The Hemet Property, which opened in September 1999, is the MapleRidge of Hemet located in Hemet, California. The Hemet Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Property is located southeast of Los Angeles and is within three miles of retail and dining areas and two medical centers.

         Palm Springs Property. The Palm Springs Property, which opened in December 1999, is the MapleRidge of Palm Springs located in Palm Springs, California. The Palm Springs Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Property is located in a residential area less than a mile from retail and dining areas and is within three miles of a medical center.

         Plymouth Property. The Plymouth Property, which opened in June 2000, is the MapleRidge of Plymouth located in Plymouth, Massachusetts. The Plymouth Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Property is located outside downtown Plymouth and is within two miles of a hospital and retail and dining areas.

         Willoughby Property. The Willoughby Property, which opened in December 1999, is the MapleRidge of Willoughby located in Willoughby, Ohio. The Willoughby Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Property is located within two miles of retail and dining areas and is less than one mile from a hospital.

         Little Rock Property. The Little Rock Property, which opened in January 1984, is a Pleasant Hills Retirement Community located in Little Rock, Arkansas. The Little Rock Property includes 144 independent living units and 19 assisted living units. The Property is located within one mile of retail and dining areas and is within five miles of a medical center.

         Haverford Property. The Haverford Property, which opened in June 1989, is The Quadrangle by Marriott, a continuing care retirement community, located in Haverford, Pennsylvania. The Haverford Property includes 349 independent living units, 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 78 skilled nursing units. The Property is located outside Philadelphia and is within five miles of retail and dining areas and is within three miles of three hospitals.

         Annapolis Property. The Annapolis Property, which opened in November 1995, is the Sunrise of Annapolis located in Annapolis, Maryland. The Annapolis Property includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Property is located southeast of Baltimore.

         Pikesville Property. The Pikesville Property, which opened in May 1996, is the Sunrise of Pikesville located in Pikesville, Maryland. The Pikesville Property includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders. The Property is located in a northern suburb of Baltimore.

         Sunrise Brand. Sunrise Assisted Living, Inc. is one of the nation's oldest and largest providers of assisted living services. The prototypical Sunrise facilities resemble a Victorian mansion and generally have between 70 and 90 beds of assisted living and specialized care for people with memory disorders. According to Sunrise Assisted Living, Inc.'s 2001 Annual Report, Sunrise Assisted Living, Inc. operates 186 residences in the United States, Canada and the United Kingdom, with a combined resident capacity of more than 14,700. As of December 31, 2001, Sunrise Assisted Living, Inc. had 22 additional communities under construction and another 38 communities in some other stage of development. In 2001, the American Seniors Housing Association ranked Sunrise Assisted Living, Inc. as the sixth largest seniors' housing operator in the country.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.


                                                                                                         Page
                                                                                                         ----
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of September 30, 2002                                          14

     Pro Forma Consolidated Statement of Earnings for the nine months ended September 30, 2002              15

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001                      16

     Notes to Pro Forma Consolidated Financial Statements for the nine months ended September 30,
        2002 and the year ended December 31, 2001                                                           17



                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to (i) the receipt of $104,369,494 in gross offering proceeds from the sale of 10,436,949 additional shares for the period October 1, 2002 through December 6, 2002, the assumption of a $20,600,000 loan under mortgage notes payable, the assumption of $88,781,000 in lifecare bonds payable, borrowings of $75,000,000 under a secured revolving line of credit, borrowings of $100,000,000 under a secured, six-month bridge loan facility and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of September 30, 2002, to purchase 25 Properties and to purchase the 23.25% minority interest in a joint venture in which the Company currently owns a 76.75% interest, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2002, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on September 30, 2002.

The Unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2002 and for the year ended December 31, 2001, include the historical operating results of the Properties described in (ii) above, as well as 22 properties purchased by the Company prior to September 30, 2002, from the date of their acquisition plus operating results from (A) the later of (i) the date the Properties became operational by the previous owners or (ii) January 1, 2001, to (B) the earlier of (i) the date the Properties were acquired by (or for the pending acquisitions, became probable of being acquired by) the Company or
(ii) the end of the pro forma period presented (the "Pro Forma Period").

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2002



                                                                                    Pro Forma
                         ASSETS                             Historical             Adjustments                  Pro Forma
                                                          --------------          --------------              -------------

Land, buildings and equipment on operating leases, net      $146,590,466            $374,772,634    (b)        $509,081,188
                                                                                      17,766,215    (b)
                                                                                     (30,048,127 )  (f)
Net investment in direct financing leases (c)                115,629,495              22,600,000    (b)         139,735,559
                                                                                       1,506,064    (b)
Mortgage loan receivable                                       1,893,472                      --                  1,893,472
Cash and cash equivalents                                     48,844,522             104,369,494    (a)           1,751,251
                                                                                     (13,176,648 )  (a)
                                                                                    (130,093,450 )  (b)
                                                                                         358,314    (d)
                                                                                      (8,550,981 )  (e)
Restricted cash                                                  797,970                      --                    797,970
Note and other receivables                                     2,970,417                      --                  2,970,417
Investment in unconsolidated subsidiary                          293,456                      --                    293,456
Loan costs, net                                                  840,981               2,009,576    (b)           2,850,557
Accrued rental income                                            862,444                      --                    862,444
Other assets                                                   4,772,961               4,696,627    (a)           5,289,549
                                                                                      15,092,240    (b)
                                                                                     (19,272,279 )  (b)
                                                          --------------          --------------              -------------
                                                            $323,496,184            $342,029,679               $665,525,863
                                                          ==============          ==============              =============

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                    $ 1,499,998                 $    --                $ 1,499,998
    Due to related parties                                     1,142,202                      --                  1,142,202
    Mortgages payable                                         45,409,216             195,600,000    (b)         241,009,216
    Lifecare bonds payable                                            --              88,781,000    (f)          58,732,873
                                                                                     (30,048,127 )  (f)
    Security deposits                                          3,204,875                 358,314    (d)           3,563,189
    Rents paid in advance                                         27,907                      --                     27,907
                                                          --------------          --------------              -------------
          Total liabilities                                   51,284,198             254,691,187                305,975,385
                                                          --------------          --------------              -------------

Minority interest                                              8,550,981              (8,550,981 )                       --
                                                          --------------          --------------              -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                       --                      --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                     --                      --                         --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued
       30,247,269 and outstanding 30,224,077 shares;
       issued 40,684,218 and outstanding
       40,661,026 shares, as adjusted                            302,241                 104,369    (a)             406,610
    Capital in excess of par value                           267,503,103             104,265,125    (a)         363,288,207
                                                                                      (8,480,021 )  (a)
    Accumulated distributions in excess of net earnings       (4,144,339 )                    --                 (4,144,339 )
                                                          --------------          --------------              -------------
          Total stockholders' equity                         263,661,005              95,889,473                359,550,478
                                                          --------------          --------------              -------------
                                                            $323,496,184            $342,029,679               $665,525,863
                                                          ==============          ==============              =============


        See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002


                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                        ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 8,191,823             $ 30,845,046     (1)     $44,585,682
                                                                                   5,548,813     (2)
    Earned income from direct financing leases (3)           38,473               13,011,209     (1)      13,049,682
    Contingent rent                                           4,464                       --                   4,464
    FF&E reserve income                                     102,234                  136,580     (4)         238,814
    Interest income from mortgage loan receivable            23,472                       --                  23,472
    Interest and other income                             1,339,680               (1,314,524   ) (5)          25,156
                                                        ------------          ---------------           -------------
                                                          9,700,146               48,227,124              57,927,270
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                846,953                4,619,384     (6)       8,381,901
                                                                                   2,915,564     (7)
    General operating and administrative                    878,062                       --                 878,062
    Property expenses                                        20,604                       --                  20,604
    Asset management fees to related party                  397,674                2,057,677     (8)       2,455,351
    Depreciation and amortization                         2,251,018                8,999,078     (10)     11,250,096
                                                        ------------          ---------------           -------------
                                                          4,394,311               18,591,703              22,986,014
                                                        ------------          ---------------           -------------

Net earnings before share in equity in earnings of
    unconsolidated subsidiary and minority interest
    in earnings of consolidated joint venture             5,305,835               29,635,421              34,941,256

Share in equity in earnings of unconsolidated
    subsidiary                                                5,729                       --                   5,729

Minority interest in earnings of consolidated joint
    venture                                                (272,096  )               272,096     (11)             --
                                                        ------------          ---------------           -------------

Net earnings                                             $5,039,468             $ 29,907,517            $ 34,946,985
                                                        ============          ===============           =============

Net earnings per share of common stock
    (basic and diluted) (10)                             $     0.30                                      $      0.96
                                                        ============
                                                                                                        =============

Weighted average number of shares of common
    stock outstanding (basic and diluted) (10)           16,932,082                                       36,230,483
                                                        ============                                    =============


 See accompanying notes to unaudited pro forma consolidated financial statements.


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED December 31, 2001


                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                        ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 1,725,018             $ 48,288,472     (1)    $ 57,411,907
                                                                                   7,398,417     (2)
    Earned income from direct financing leases (3)               --               17,001,294     (1)      17,001,294
    FF&E reserve income                                      39,199                  183,249     (4)         222,448
    Interest and other income                               135,402                 (134,844   ) (5)             558
                                                        ------------          ---------------           -------------
                                                          1,899,619               72,736,588              74,636,207
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,056               12,403,659     (6)      16,626,315
                                                                                   4,117,600     (7)
    General operating and administrative                    395,268                       --                 395,268
    Asset management fees to related party                   93,219                3,009,949     (8)       3,103,168
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (9)              --
    Depreciation and amortization                           535,126               14,796,788     (10)     15,331,914
                                                        ------------          ---------------           -------------
                                                            983,654               34,473,011              35,456,665
                                                        ------------          ---------------           -------------

Net earnings                                              $ 915,965             $ 38,263,577            $ 39,179,542
                                                        ============          ===============           =============

Net earnings per share of common stock
    (basic and diluted) (10)                              $    0.38                                      $      1.17
                                                        ============                                    =============

Weighted average number of shares of common
    stock outstanding (basic and diluted) (10)            2,391,072                                       33,546,770
                                                        ============                                    =============

   See accompanying notes to unaudited pro forma consolidated financial statements.


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $104,369,494 from the sale of 10,436,949 shares during the period October 1, 2002 through December 6, 2002, and payments of $13,176,648 for related acquisition fees of $4,696,627 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $7,827,712 (7.5% of gross proceeds), marketing support fees of $521,847 (0.5% of gross proceeds) and due diligence expense reimbursements of $130,462 (0.125% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $130,093,450 of cash and cash equivalents, the assumption of a $20,600,000 loan under mortgage notes payable, borrowings of $75,000,000 under a secured revolving line of credit, borrowings of $100,000,000 under a secured, six-month bridge loan facility and the assumption of $88,781,000 in lifecare bonds payable to purchase 25 properties for $397,372,634, to pay $1,827,000 of acquisition fees on permanent financing (4.5% of permanent financing) and $13,265,240 in miscellaneous acquisition costs incurred in conjunction with the proposed purchase of the properties and to pay loan costs of $2,009,576. Also represents reclassification of
         $2,437,065 in miscellaneous acquisition costs and $15,329,150 in acquisition fees to land, buildings and equipment on operating leases and reclassification of $294,704 in miscellaneous acquisition costs and $1,211,360 in acquisition fees to net investment in direct financing leases.


                                                                                      Acquisition
                                                                                        Fees and
                                                                                     Closing Costs
                                                                                      Allocated to
                                                                 Purchase Price        Investment            Total
                                                                 ----------------    ---------------     ---------------
         Sunrise in Annapolis, MD                                   $ 12,500,000         $  843,396        $ 13,343,396
         Sunrise in Pikesville, MD                                    10,100,000            662,668          10,762,668
                                                                 ----------------    ---------------     ---------------
             Investment in direct financing leases (c)                22,600,000          1,506,064          24,106,064
                                                                 ----------------    ---------------     ---------------
         Brooksby Village Continuing Care Retirement
             Community in Peabody, MA                                 17,383,784            961,250          18,345,034
         Homewood Residence in Nashville, TN                           8,957,850            487,727           9,445,577
         Brighton Gardens in Bellevue, WA                             10,201,606            659,057          10,860,663
         Hearthside in Lynnwood, WA                                    6,300,000            407,001           6,707,001
         Hearthside in Snohomish, WA                                   8,600,000            555,588           9,155,588
         Brighton Gardens in Edgewood, KY                                 54,632              3,529              58,161
         Brighton Gardens in Greenville, SC                            4,132,969            267,003           4,399,972
         Brighton Gardens in Northridge, CA                           14,735,846            951,984          15,687,830
         Brighton Gardens in Oklahoma City, OK                         3,646,636            235,585           3,882,221
         Brighton Gardens in Rancho Mirage, CA                        16,433,657          1,061,668          17,495,325
         Brighton Gardens in Santa Rosa, CA                           16,748,552          1,082,012          17,830,564
         Brighton Gardens in Atlanta, GA                               7,374,428            476,412           7,850,840
         MapleRidge in Palm Springs, CA                                2,653,469            171,423           2,824,892
         Fairfax in Fort Belvoir, VA                                  96,176,005          2,977,935          99,153,940
         Quadrangle in Haverford, PA                                  96,373,200          2,984,041          99,357,241
         Pleasant Hills in Little Rock, AR                            10,638,918            733,922          11,372,840
         Brighton Gardens in Salt Lake City, UT                       15,028,664          1,036,747          16,065,411
         Brighton Gardens in Yorba Linda, CA                          13,483,926            930,183          14,414,109

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

                                                                                      Acquisition
                                                                                        Fees and
                                                                                     Closing Costs
                                                                                      Allocated to
                                                                 Purchase Price        Investment            Total
                                                                 ----------------    ---------------     ---------------

         MapleRidge in Willoughby, OH                               $  4,930,498         $  340,129        $  5,270,627
         Brighton Gardens in Hoffman Estates, IL                       7,543,752            520,403           8,064,155
         Brighton Gardens in Tulsa, OK                                 4,684,167            323,135           5,007,302
         Brighton Gardens in Hemet, CA                                 4,109,688            283,505           4,393,193
         MapleRidge in Plymouth, MA                                    4,580,387            315,976           4,896,363
                                                                 ----------------    ---------------     ---------------
             Properties subject to operating leases                  374,772,634         17,766,215         392,538,849
                                                                 ----------------    ---------------     ---------------
                                                                    $397,372,634        $19,272,279        $416,644,913
                                                                 ================    ===============     ===============



(c) In accordance with generally accepted accounting principles, leases in which the present value of future minimum lease payments equals or exceeds 90 percent of the value of the related properties are treated as direct financing leases rather than as land, buildings and equipment. The direct financing leases have initial terms of 35 years and contain provisions that allow the lessees to elect to purchase the properties at the end of the lease term for the Company's initial investment amount. The leases also permit the Company to require the lessees to purchase the properties at the end of the lease term for the same amount. The categorization of the leases has no effect on the rental payments due under the leases.

(d)      Represents  security  deposit of $358,314  received  from the lessee in
         conjunction   with  the  acquisition  of  the  property  in  Nashville,
         Tennessee.

(e) Represents the purchase of the 23.75% minority interest in a joint venture in which the Company currently owns a 76.75% interest.

(f) Represents the assumption of $88,781,000 in non-interest bearing lifecare bonds payable to certain residents of Properties located in Fort Belvoir, VA and Haverford, PA. It is expected that the lifecare bonds will mature over a 12-year period. The proceeds received from new lifecare bonds issued by the operator will be used to fund additional rent payable under the leases to retire the bonds. Additional rent is defined as the greater of a) 100% of the proceeds received by the operator from the issuance of new lifecare bonds, or b) the amount required to retire the lifecare bonds based on a 12-year, straight-line amortization.

Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases and earned income from the direct financing leases for the properties acquired or made probable by the Company as of December 6, 2002 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

         The following presents the actual date the Pro Forma Properties were acquired by the Company, or became probable of acquisition in the case of the 23 pending acquisitions as of December 6, 2002, as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001

Unaudited Pro Forma Consolidated Statements of Earnings - Continued:




                                                                                      Date the Property
                                                                                            Became
                                                                                       Operational as a
                                                                    Date               Rental Property
                                                            Acquired/Probable by        for Pro Forma          Purchase
                                                                 the Company               Purposes             Price
                                                            ----------------------    -------------------    --------------
     Acquired:
         Properties subject to operating leases:
         Broadway Plaza in Arlington, TX                    November 9, 2001           January 1, 2001          $10,578,750
         Homewood Residence in Boca Raton, FL               November 9, 2001           January 1, 2001            9,672,000
         Holley Court Terrace in Oak Park, IL               February 11, 2002          January 1, 2001           18,469,275
         Homewood Residence in Coconut Creek, FL            February 11, 2002          January 1, 2001            9,687,563
         Heritage Club in Greenwood Village, CO             March 22, 2002             January 1, 2001           17,865,375
         Brighton Gardens in Camarillo, CA a                May 16, 2002               January 1, 2001           18,694,698
         Brighton Gardens in Towson, MD a                   May 16, 2002               January 1, 2001           14,452,319
         MapleRidge in Clayton, OH a                        May 17, 2002               January 1, 2001            8,110,569
         MapleRidge in Dartmouth, MA a                      May 16, 2002               January 1, 2001            9,488,304
         MapleRidge in Elk Grove, CA a                      May 16, 2002               January 1, 2001            8,054,110
         Brooksby Village Continuing Care Retirement
           Community in Peabody, MA                         October 10, 2002           January 1, 2001           17,383,784
         Investments in direct financing leases:
         Homewood Residence in Nashville, TN                November 1, 2002           January 1, 2001           8,957,850
         Brighton Gardens in Brentwood, TN b                September 30, 2002         January 1, 2001           6,349,794
         Brighton Gardens in Atlanta, GA b                  September 30, 2002         January 1, 2001           7,654,546
         Brighton Gardens in Charlotte, NC b                September 30, 2002         January 1, 2001           3,218,389
         Brighton Gardens in Chevy Chase, MD b              September 30, 2002         January 1, 2001          19,310,331
         Brighton Gardens in Middletown, NJ b               September 30, 2002         January 1, 2001          11,481,818
         Brighton Gardens in Mountainside, N J b            September 30, 2002         January 1, 2001          12,438,636
         Brighton Gardens in Naples, FL b                   September 30, 2002         January 1, 2001           8,002,479
         Brighton Gardens in Raleigh, NC b                  September 30, 2002         January 1, 2001           9,655,165
         Brighton Gardens in Stamford, CT b                 September 30, 2002         January 1, 2001          13,569,421
         Brighton Gardens in Venice, FL b                   September 30, 2002         January 1, 2001           6,523,760
         Brighton Gardens in Winston-Salem, NC b            September 30, 2002         January 1, 2001           7,045,661
     Probable:
         Properties subject to operating leases:
         Brighton Gardens in Bellevue, WA c                 December 6, 2002           January 1, 2001          10,201,606
         Hearthside in Lynnwood, WA c                       December 6, 2002           January 1, 2001           6,300,000
         Hearthside in Snohomish, WA c                      December 6, 2002           January 1, 2001           8,600,000
         Brighton Gardens in Edgewood, KY c                 December 6, 2002           January 1, 2001              54,632
         Brighton Gardens in Greenville, SC c               December 6, 2002           January 1, 2001           4,132,969
         Brighton Gardens in Northridge, CA c               December 6, 2002           January 1, 2002          14,735,846
         Brighton Gardens in Oklahoma City, OK c            December 6, 2002           January 1, 2001           3,646,636
         Brighton Gardens in Rancho Mirage, CA c            December 6, 2002           January 1, 2001          16,433,657
         Brighton Gardens in Santa Rosa, CA c               December 6, 2002           January 1, 2001          16,748,552
         Brighton Gardens in Atlanta, GA c                  December 6, 2002           January 1, 2001           7,374,428
         MapleRidge in Palm Springs, CA c                   December 6, 2002           January 1, 2001           2,653,469


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:




                                                                                      Date the Property
                                                                                            Became
                                                                                       Operational as a
                                                                    Date               Rental Property
                                                            Acquired/Probable by        for Pro Forma          Purchase
                                                                 the Company               Purposes             Price
                                                            ----------------------    -------------------    --------------
         Fairfax in Fort Belvoir, VA c                      December 6, 2002           January 1, 2001          96,176,005
         Quadrangle in Haverford, PA c                      December 6, 2002           January 1, 2001          96,373,200
         Pleasant Hills in Little Rock, AR                  December 6, 2002           January 1, 2001          10,638,918
         Brighton Gardens in Salt Lake City, UT             December 6, 2002           January 1, 2001          15,028,664
         Brighton Gardens in Yorba Linda                    December 6, 2002           January 1, 2001          13,483,926
         MapleRidge in Willoughby, OH                       December 6, 2002           January 1, 2001           4,930,498
         Brighton Gardens in Hoffman Estates, IL            December 6, 2002           January 1, 2001           7,543,752
         Brighton Gardens in Tulsa, OK                      December 6, 2002           January 1, 2001           4,684,167
         Brighton Gardens in Hemet, CA                      December 6, 2002           January 1, 2001           4,109,688
         MapleRidge in Plymouth, MA                         December 6, 2002           January 1, 2001           4,580,387
         Investments in direct financing leases:
         Sunrise in Annapolis, MD                           September 3, 2002          January 1, 2001          12,500,000
         Sunrise in Pikesville, MD                          September 3, 2002          January 1, 2001          10,100,000



         a The properties in Camarillo, California, Towson, Maryland, Clayton, Ohio, Dartmouth, Massachusetts, and Elk Grove, California (the "Marriott 1 Portfolio Properties") are owned through a consolidated joint venture (the "Joint Venture") in which the Company currently owns a 76.75 percent interest. The Company anticipates that it will purchase the 23.25% minority interest for $8,500,000. See Note (10).

         b  These properties are referred to as the "Prime Care 1 Portfolio."

         c  These properties are referred to as the "Marriott 3 Portfolio."

         The adjustments to rental income from operating leases for the nine months ended September 30, 2002 and the year ended December 31, 2001, include $2,216,648 and $5,911,061, respectively, relating to the Marriott 1 Portfolio Properties. If the operating cash flows of the Marriott 1 Portfolio Properties are not sufficient to fund rental payments due under the lease agreements, amounts are required to be funded by Marriott International, Inc. or its subsidiaries under the terms of a rental payment guarantee arrangement. The pro forma adjustments to rental income from operating leases for the nine months ended September 30, 2002 and the year ended December 31, 2001, include assumed funding amounts under the guarantee of $1,381,000 and $3,179,000, respectively, based on the actual historical operating cash flows of the Marriott 1 Portfolio Properties during the pro forma periods.

         Certain leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the Pro Forma Properties.

(2) See Note (c) under "Unaudited Pro Forma Consolidated Balance Sheet" above.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(3) Represents additional rent payable under the terms of the Fort Belvoir, VA and Haverford, PA Properties leases related to the retirement of the lifecare bonds payable described in Note (f) under "Unaudited Pro Forma Consolidated Balance Sheet" above. Proceeds from the issuance of new bonds by the operator will be used to fund additional rent payable under the leases to retire the existing lifecare bonds payable. Additional rent is defined as the greater of a) 100% of the proceeds received by the operator from the issuance of new lifecare bonds, or b) the amount required to retire the lifecare bonds based on a 12-year, straight-line amortization.

(4) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to certain Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company.

(5) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts after the purchase of the Pro Forma Properties. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two to four percent per annum by the Company during the nine months ended September 30, 2002 and the year ended December 31, 2001.

(6) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:


                                                                                     Pro Forma
                                                                                    Adjustment              Pro Forma
                                                                                   for the Nine            Adjustment
                                                                                   Months Ended        for the Year Ended
                                   Mortgage                                        September 30,        December 31, 2001
                                     Loan                Interest Rate                 2002
                                 -------------     --------------------------    ------------------    --------------------
         Holley Court              $12,974,397     Floating   at  350  basis          $89,626              $ 932,266
         Terrace in Oak                            points  over  the  30-day
         Park, IL, maturing                        LIBOR,   with   a   LIBOR
         October 2003                              floor   of    3.50.    If
                                                   30-day LIBOR falls below
                                                   2.60, interest rate will be
                                                   30-day LIBOR plus 440 basis
                                                   points. During the Pro Forma
                                                   Period, the interest rate
                                                   varied from 6.14% to 8.00%.

         Marriott 1                23,520,000      Floating   at  186  basis          381,186               1,407,432
         Portfolio                                 points  over  the rate of
         Properties                                commercial  paper  graded
         maturing May 2006                         A1 by  Standard  &  Poors
                                                   or  F1  by  Fitch   IBCA.
                                                   During   the  Pro   Forma
                                                   Period,    the   interest
                                                   rate  varied  from  3.69%
                                                   to 7.44%.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------


                                                                                     Pro Forma
                                                                                    Adjustment              Pro Forma
                                                                                   for the Nine            Adjustment
                                                                                   Months Ended        for the Year Ended
                                   Mortgage                                        September 30,        December 31, 2001
                                     Loan                Interest Rate                 2002
                                 -------------     --------------------------    ------------------    --------------------
         Sunrise in                20,600,000      7.83%,   with   principal         1,038,931              1,410,886
         Annapolis and                             and   interest    payable
         Pikesville, MD,                           monthly.
         maturing December
         2008

         Heritage Club in           9,100,000      6.50%,   with   principal          386,404                538,529
         Greenwood Village,                        and   interest    payable
         CO, maturing                              monthly.
         December 2006

         Marriott 3               100,000,000      Floating at 300 basis                 -                  3,447,421
         Portfolio,                                points over the 30-day
         maturing six                              LIBOR.  Principal
         months from                               payments of $6,700,000
         funding date                              due monthly with the
                                                   remaining principal due
                                                   within six months of
                                                   loan. During the Pro
                                                   Forma Period, the
                                                   interest rate varied
                                                   from 7.06% to 9.69%

         Prime Care 1              75,000,000      Floating at 250 basis             2,723,237              4,667,125
         Portfolio,                                points over the 30-day
         maturing two years                        LIBOR.  During the Pro
         from funding date                         Forma Period, the
                                                   interest rate varied
                                                   from 4.32% to 9.065%
                                                                                 ------------------    --------------------
                                                                                    $4,619,384             $12,403,659
                                                                                 ==================    ====================



         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $177,882 and $211,906 for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively.

(7) Represents adjustment to interest expense for imputed interest on non-interest bearing lifecare bonds described in Note (f) under "Unaudited Pro Forma Consolidated Balance Sheet" above. Interest was imputed on these obligations using a 7% interest rate based on a 12-year amortization.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(8) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(9) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Year ended June 30, 2001, the Company's operating expenses exceeded the Expense Cap by $145,015.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the Pro Forma Period, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the year ended December 31, 2001.

(10) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $8,789,443 and $13,457,055 for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $209,635 and $1,189,733 for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively, on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties accounted for as operating leases:

                                                                  Land            Building            FF&E
                                                              -------------    ---------------    --------------

         Broadway Plaza in Arlington, TX                       $ 1,343,538        $ 9,174,538         $  602,226
         Homewood Residence in Boca Raton, FL                    1,143,571          8,501,806            554,537
         Holley Court Terrace in Oak Park, IL                    2,144,134         16,918,724            447,007
         Homewood Residence in Coconut Creek, FL                 1,682,701          7,981,073            559,197
         Heritage Club in Greenwood Village, CO                  1,812,916         16,073,282            942,063
         Brighton Gardens in Camarillo, CA                       2,491,600         16,887,847            542,589
         Brighton Gardens in Towson, MD                            989,915         14,375,847            355,731
         MapleRidge in Clayton, OH                                 813,317          7,656,922            209,314
         MapleRidge in Dartmouth, MA                               920,430          9,028,929            205,663
         MapleRidge in Elk Grove, CA                               812,937          7,583,195            218,022
         Brooksby Village Continuing Care Retirement
             Community in Peabody, MA                           18,345,034                 --                 --
         Homewood Residence in Nashville, TN                       463,957          8,350,191            631,429
         Brighton Gardens in Bellevue, WA                       1,086,0667          9,231,564            543,033
         Hearthside in Lynnwood, WA                                670,700          5,700,951            335,350
         Hearthside in Snohomish, WA                               915,559          7,782,250            457,779
         Brighton Gardens in Edgewood, KY                           58,161                 --                 --
         Brighton Gardens in Northridge, CA                      1,568,782         13,334,656            784,392


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED December 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------


                                                                  Land            Building            FF&E
                                                              -------------    ---------------    --------------

         Brighton Gardens in Oklahoma City, OK                     388,223          3,299,888            194,110
         Brighton Gardens in Rancho Mirage, CA                   1,749,533         14,871,026            874,766
         Brighton Gardens in Santa Rosa, CA                      1,783,057         15,155,978            891,529
         Brighton Gardens in Atlanta, GA                           785,084          6,673,214            392,542
         MapleRidge in Palm Springs, CA                            282,489          2,401,157            141,246
         Fairfax in Fort Belvoir, VA                             9,915,394         84,280,850          4,957,696
         Quadrangle in Haverford, PA                             9,935,724         84,453,655          4,967,862
         Pleasant Hills in Little Rock, AR                       1,137,284          9,666,914            568,642
         Brighton Gardens in Salt Lake City, UT                  1,606,541         13,655,599            803,271
         Brighton Gardens in Yorba Linda, CA                     1,441,411         12,251,993            720,705
         MapleRidge in Willoughby, OH                              527,063          4,480,033            263,531
         Brighton Gardens in Hoffman Estates, IL                   806,416          6,854,531            403,208
         Brighton Gardens in Tulsa, OK                             500,730          4,256,207            250,365
         Brighton Gardens in Hemet, CA                             439,319          3,734,214            219,660
         MapleRidge in Plymouth, MA                                489,636          4,161,909            244,818



(11) Represents adjustment to minority interest for the purchase of the 23.25% minority interest in the Joint Venture. Also see Note (e) under "Unaudited Pro Forma Consolidated Balance Sheet" above.

(12) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the nine months ended September 30, 2002 and the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period October 1, 2002 through December 6, 2002, as described in Note (a) above, which were available to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the nine months ended September 30, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
          OF PROPERTIES ACQUIRED OR MADE PROBABLE FROM NOVEMBER 2, 2002
                            THROUGH DECEMBER 6, 2002
                For the Year Ended December 31, 2001 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property in which the Company had entered into initial commitments to acquire as of December 6, 2002. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) had been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to December 6, 2002, see Appendix E to the Prospectus dated May 14, 2002 and the Prospectus Supplement dated November 18, 2002.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.


                                                                              Pleasant Hills             Maple Ridge
                                   Sunrise of            Sunrise of             by Marriott              by Marriott
                                 Annapolis (8)         Pikesville (8)         Little Rock (9)           Willoughby (9)
                                ------------------ ----------------------  ------------------------  ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)               $         --             $        --               $1,090,489               $ 505,376

Earned Income (1)                  1,312,500               1,060,500                       --                      --

Other Rent (2)                            --                      --                       --                      --

Asset Management Fees (3)            (75,000  )              (60,600  )               (63,834  )              (29,583 )

Interest Expense (4)                (780,357  )             (630,529  )                    --                      --

General and Administrative
    Expenses (5)                    (105,000  )              (84,840  )               (87,239  )              (40,430 )
                                -------------       -----------------       ------------------       -----------------

Estimated Cash Available from
    Operations                       352,143                 284,531                  939,416                 435,363

Depreciation and Amortization
    Expense (6) (7)                   (5,743  )               (4,640  )              (465,252  )             (215,616 )
                                -------------       -----------------       ------------------       -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction              $    346,400             $   279,891               $  474,164               $ 219,747
                                =============       =================       ==================       =================

                                  See Footnotes



                                     Brighton Gardens       Brighton Gardens        Maple Ridge            Maple Ridge
                                       by Marriott            by Marriott           by Marriott            by Marriott
                                   Hoffman Estates (9)         Tulsa (9)             Hemet (9)             Plymouth (9)
                                  ----------------------  -------------------   --------------------   ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                        $773,235                 $480,127               $421,243             $ 469,490

Earned Income (1)                              --                       --                     --                    --

Other Rent (2)                                 --                       --                     --                    --

Asset Management Fees (3)                 (45,263  )               (28,105  )             (24,658  )            (27,482 )

Interest Expense (4)                           --                       --                     --                    --

General and Administrative
    Expenses (5)                          (61,859  )               (38,410  )             (33,699  )            (37,559 )
                                  ----------------        -----------------     ------------------     -----------------

Estimated Cash Available from
    Operations                            666,113                  413,612                362,886               404,449

Depreciation and Amortization
    Expense (6) (7)                      (329,898  )              (204,844  )            (179,722  )           (200,306 )
                                  ----------------        -----------------     ------------------     -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                       $336,215                 $208,768               $183,164             $ 204,143
                                  ================        =================     ==================     =================


                                 See Footnotes



                                     Brighton Gardens      Brighton Gardens     Brighton Gardens        Brighton Gardens
                                       by Marriott           by Marriott           by Marriott            by Marriott
                                      Salt Lake (9)        Yorba Linda (9)        Vinings (10)          Greenville (10)
                                   --------------------  -------------------   ---------------------  --------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                      $1,540,438              $1,382,102               $645,262             $ 361,635

Earned Income (1)                              --                      --                     --                    --

Other Rent (2)                                 --                      --                     --                    --

Asset Management Fees (3)                 (90,172  )              (80,904  )             (44,247  )            (24,798 )

Interest Expense (4)                           --                      --                (89,696  )            (50,270 )

General and Administrative
    Expenses (5)                         (123,235  )             (110,568  )             (51,621  )            (28,931 )
                                   ---------------       -----------------     ------------------     -----------------

Estimated Cash Available from
    Operations                          1,327,031               1,190,630                459,698               257,636

Depreciation and Amortization
    Expense (6) (7)                      (657,221  )             (589,668  )            (321,170  )           (179,999 )
                                   ---------------       -----------------     ------------------     -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                     $  669,810              $  600,962               $138,528             $  77,637
                                   ===============       =================     ==================     =================


                                  See Footnotes




                                    Brighton Gardens     Brighton Gardens      Brighton Gardens         Brighton Gardens
                                      by Marriott          by Marriott            by Marriott             by Marriott
                                     Edgewood (10)       Santa Rosa (10)      Rancho Mirage (10)       Oklahoma City (10)
                                 -------------------   -------------------   ---------------------   ---------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                        $ 4,780             $1,465,498              $1,437,945              $ 319,081

Earned Income (1)                             --                     --                      --                     --

Other Rent (2)                                --                     --                      --                     --

Asset Management Fees (3)                   (328  )            (100,491  )              (98,602  )             (21,880 )

Interest Expense (4)                        (664  )            (203,716  )             (199,885  )             (44,355 )

General and Administrative
    Expenses (5)                            (382  )            (117,240  )             (115,036  )             (25,526 )
                                 ----------------      -----------------      ------------------      -----------------

Estimated Cash Available from
    Operations                             3,406              1,044,051               1,024,422                227,320

Depreciation and Amortization
    Expense (6) (7)                           --               (729,432  )             (715,718  )            (158,818 )
                                 ----------------      -----------------      ------------------      -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                       $ 3,406             $  314,619              $  308,704              $  68,502
                                 ================      =================      ==================      =================



                                  See Footnotes




                                     Brighton Gardens      Brighton Gardens        Maple Ridge             Hearthside
                                       by Marriott           by Marriott           by Marriott            by Marriott
                                     Northridge (10)        Bellevue (10)       Palm Springs (10)        Snohomish (10)
                                   -------------------   -------------------   ----------------------   -------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                      $1,289,387                $892,641              $ 232,179             $ 752,500

Earned Income (1)                              --                      --                     --                    --

Other Rent (2)                                 --                      --                     --                    --

Asset Management Fees (3)                 (88,415  )              (61,210  )             (15,921  )            (51,600 )

Interest Expense (4)                     (179,235  )             (124,084  )             (32,275  )           (104,603 )

General and Administrative
    Expenses (5)                         (103,151  )              (71,411  )             (18,574  )            (60,200 )
                                   ---------------       -----------------     ------------------     -----------------

Estimated Cash Available from
    Operations                            918,586                 635,936                165,409               536,097

Depreciation and Amortization
    Expense (6) (7)                      (641,775  )             (444,300  )            (115,564  )           (374,547 )
                                   ---------------       -----------------     ------------------     -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                     $  276,811                $191,636              $  49,845             $ 161,550
                                   ===============       =================     ==================     =================



                                  See Footnotes


                                       Hearthside           The Fairfax         The Quadrangle
                                      by Marriott           by Marriott           by Marriott
                                      Lynwood (10)       Fort Belvoir (11)      Haverford (11)                Total
                                    ----------------   --------------------   ----------------------    -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                       $551,250              $5,926,346             $4,709,896             $25,250,900

Earned Income (1)                             --                      --                     --               2,373,000

Other Rent (2)                                --               3,196,500              4,201,917               7,398,417

Asset Management Fees (3)                (37,800  )             (346,908  )            (275,701  )           (1,693,502 )

Interest Expense (4)                     (76,628  )           (1,169,806  )          (1,172,204  )           (4,858,307 )

General and Administrative
    Expenses (5)                         (44,100  )             (474,108  )            (376,792  )           (2,209,911 )
                                    -------------       -----------------      -----------------       -----------------

Estimated Cash Available from
    Operations                           392,722               7,132,024              7,087,116              26,260,597

Depreciation and Amortization
    Expense (6) (7)                     (274,377  )           (5,401,464  )          (5,409,781  )          (17,619,855 )
                                    -------------       -----------------      -----------------       -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                     $ 118,345              $1,730,560             $1,677,335             $ 8,640,742
                                    =============       =================      =================       =================

>

                                  See Footnotes



FOOTNOTES:

(1) Rental income on operating leases and earned income on direct financing leases does not include percentage or additional rents which will become due if specified levels of gross receipts are achieved.

(2) It is expected that the Company will assume the obligations of the current owner of the Fort Belvoir and Haverford Properties under non-interest bearing bonds payable to residents of those retirement facilities in the principal amount of approximately $88,781,000. It is expected that the bonds will mature over a 12-year period. The proceeds from new bonds issued by the operator will be used to fund additional rent payable under the lease in the same amount required to retire the bonds.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(4) The Company is expected to assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties. The principal amount of the loan is $20.6 million with an interest rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time. In connection with the purchase of the Marriott 3 Portfolio, the Company expects to borrow $100 million in the form of a short-term secured bridge loan. The bridge facility is for a term of six-months and has two, three-month extension options. The bridge loan requires monthly principal amortization of $6,700,000 and monthly interest payments at a rate of 300 basis points over the 30-day LIBOR.

(5) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(6) Loan costs of $259,576 relating to the anticipated assumption of the $20.6 million loan with respect to the Annapolis and Pikesville Properties have been amortized under the straight-line method over the term of the loan. Additionally, loan costs of $1 million related to the anticipated bridge loan facility with respect to the purchase of the Fort Belvoir and Haverford Properties have been amortized over 6 months.

(7)      The federal tax basis of the  depreciable  portion of the  Property and
         the  number  of  years  the  assets  have  been   depreciated   on  the
         straight-line method are as follows:


                                                                                       Furniture and
                                                                  Building               Fixtures
                                                                (27.5 years)           (5-15 years)
                                                               ---------------        ----------------

                   Little Rock                                   $  9,666,914              $  568,642
                   Willoughby                                       4,480,033                 263,531
                   Hoffman Estates                                  6,854,531                 403,208
                   Tulsa                                            4,256,207                 250,365
                   Hemet                                            3,734,214                 219,660
                   Plymouth                                         4,161,909                 244,818
                   Salt Lake                                       13,655,599                 803,271
                   Yorba Linda                                     12,251,993                 720,705
                   Vinings                                          6,673,214                 392,542
                   Greenville                                       3,739,976                 219,999
                   Edgewood                                                --                      --
                   Santa Rosa                                      15,155,978                 891,529
                   Rancho Mirage                                   14,871,026                 874,766
                   Oklahoma                                         3,299,888                 194,110
                   Northridge                                      13,334,656                 784,392
                   Bellevue                                         9,231,564                 543,033
                   Palm Springs                                     2,401,157                 141,246
                   Snohomish                                        7,782,250                 457,779
                   Lynwood                                          5,700,951                 335,350
                   Fort Belvoir                                    39,890,350              49,348,196
                   Haverford                                       40,063,155              49,358,362
                                                               ---------------        ----------------
                                                                 $221,205,565            $107,015,504
                                                               ===============        ================



(8) The lessee of the Annapolis and Pikesville Properties is the same unaffiliated lessee.

(9) The leases for the Hoffman Estates, Salt Lake City, Tulsa, Yorba Linda, Hemet, Plymouth, Willoughby and Little Rock Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these eight Properties are expected to contain pooling terms, meaning that net operating profits with respect to all eight Properties are combined for the purpose of funding rental payments due under the lease.

(10) The leases for the Bellevue, Edgewood, Greenville, Northridge, Oklahoma City, Rancho Mirage, Santa Rosa, Atlanta, Lynwood, Snohomish and Palm Springs Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these 11 Properties are expected to contain pooling terms, meaning that net operating profits with respect to all 11 Properties are combined for the purpose of funding rental payments due under the lease.

(11) The leases for the Fort Belvoir and Haverford Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these two Properties are expected to contain pooling terms, meaning that net operating profits with respect to all two Properties are combined for the purpose of funding rental payments due under the lease.